

December 8, 2010

John G. Sample, Jr.
Senior Vice President and Chief Financial Officer
Atlantic American Corporation
4370 Peachtree Road, N.E.
Atlanta, GA 30319

> **Re: Atlantic American Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **Definitive Proxy filed April 1, 2010**
> **File No. 000-03722**

Dear Mr. Sample:

We have reviewed the above listed filings and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 15. Exhibits and Financial Statement Schedules, page 65

1. We note that Dr. Whaley entered into a consulting agreement with the company in 2009. Please file a copy of the consulting agreement as an exhibit to your next annual report on Form 10-K.

Definitive Proxy filed April 1, 2010

Election of Directors, page 3

2. Please provide proposed disclosure for your 2011 proxy statement to include for each director and nominee his or her experiences, qualifications, attributes or skills that cause the board to determine that the person should serve as a director of the company. See Item 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Karen Ubell, Staff Attorney, at (202) 551-3873, Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 or me at (202) 551- 3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director